Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2851

December 1, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.W.

Washington, D.C. 20549

Attn: Karen Rossotto and Jeff Long

Re:	Coller Secondaries Private Equity Opportunities Fund
File Nos. 811-23879 and 333-272265

Ladies and Gentlemen:

On behalf of Coller Secondaries Private Equity Opportunities Fund (formerly, Coller Secondaries Private Equity Fund) (the “Fund”), we are providing the following responses to supplemental comments received from the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) by telephone on October 18, 2023, November 15, 2023 and November 20, 2023 (the “Supplemental Comments”) relating to the Fund’s registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the Commission on May 30, 2023 (the “Registration Statement”). Reference is made to our letter dated September 18, 2023 (the “Initial Response Letter”), which provided responses to comments received from the Staff by email on June 30, 2023 (the “Initial Comments”). The Fund intends to file Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which will include revisions in response to the Initial Comments and the Supplemental Comments and revisions to otherwise update disclosure.

For convenience of reference, the Supplemental Comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Fund will revise disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

BEIJING    BRUSSELS    HONG KONG    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    TOKYO    WASHINGTON, D.C.

Prospectus

1.	Supplemental Comment: We acknowledge the Fund’s position, communicated in your response to Comment 3 in the Initial Response Letter, that the use of the term “Secondaries” in the Fund’s name refers to the Fund’s investment strategy of acquiring various types of investments through Secondary Transactions and does not suggest a focus on a particular type of investment or investments. Nevertheless, in the context of the recent adoption of amendments to Rule 35d-1 under the 1940 Act, the Staff believes that the use of the term “Secondaries” in the Fund’s name suggests a focus on investments that have, or whose issuers have, particular characteristics, or otherwise suggests a focus on a particular type of investment or investments that would be subject to the expanded scope of Rule 35d-1. If the word “Secondaries” remains in the Fund’s name, please modify the Fund’s 80% investment policy to account for the term “Secondaries” in the Fund’s name. Response: The Fund will modify its 80% investment policy as follows:

“Under normal circumstances, C-SPEF invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Private Equity Investments~~, including: (i) Portfolio Funds, (ii) Direct Investments and (iii) Co-Investments C-SPEF expects to acquire its interests in Private Equity Investments principally through Secondary Transactions,~~ acquired through Secondary Transactions.”

2.	Supplemental Comment: Disclosure in the section titled “Summary of Offering Terms—Share Classes; Minimum Investments” and elsewhere indicates that subscriptions may be aggregated through certain intermediaries, so long as denominations are not less than $10,000. Please confirm that the minimum investment in the Fund for an investor in each class of Shares is at least $25,000.

Response: The Fund so confirms. The Fund supplementally notes that the minimum additional investment in the Fund by any investor is $10,000, except for additional purchases pursuant to the dividend reinvestment plan. The Fund also notes that investors subscribing through a given broker/dealer or registered investment adviser may have their subscription amounts aggregated to meet these minimums, so long as individual investor denominations are not less than $10,000.

3.	Supplemental Comment: Please note in disclosure regarding below investment grade bonds that such investments are otherwise known as “junk” bonds.

Response: The disclosure will be revised in the Amendment.

4.	Supplemental Comment: We acknowledge the proposed changes to the Fund’s disclosure, communicated in your response to Comment 28 in the Initial Response Letter, under the section titled “Summary of Fees and Expenses” related to the Fund’s Advisory Fee, which now states, in relevant part, that “…the Adviser has agreed that in no event will the Advisory Fee exceed [ ]% as a percentage of C-SPEF’s net asset value.” Please confirm whether such limitation is a contractual term.

Response: The Fund confirms that the aforementioned limitation is a term of the Advisory Agreement and therefore will be in effect for so long as the Advisory Agreement is in effect.

Predecessor Fund

5.	Supplemental Comment: We acknowledge the Fund’s position, communicated in your response to Comment 6 in the Initial Response Letter, that the contemplated transaction with the Predecessor Fund will be structured to comply with Section 17 of the 1940 Act, including Staff no-action relief upon which the Fund intends to rely. Please also confirm in correspondence the date of formation of the Predecessor Fund and the purpose for which the Predecessor Fund was formed, and provide an update on the anticipated timing of the contemplated transaction with the Predecessor Fund and the Fund’s commencement of operations.

Response: C-SPEF Seed Vehicle, L.P. (i.e., the Predecessor Fund), a Guernsey limited partnership, was formed on October 4, 2023. The Predecessor Fund is exempt from registration under the 1940 Act and is not making and does not propose to make a public offering of its interests (the “Predecessor Fund Interests”). Coller Investment Management Limited, an affiliate of the Adviser, serves as the Predecessor Fund’s investment adviser.

The Predecessor Fund invests primarily in privately negotiated investments in private equity funds and/or portfolios of private equity investments acquired in the secondary market globally, including forward commitments to acquire such investments (i.e., Private Equity Investments), all of which are appropriate for investment by the Fund in light of its investment objectives and policies. The Predecessor Fund maintains an investment objective, strategies and investment policies, guidelines and restrictions that are, in all material respects, equivalent to those of the Fund, as described in the Registration Statement.

As of the date of this correspondence, the Predecessor Fund expects to secure capital commitments, including in-kind and cash funding commitments, from one or more institutional investors and/or other qualified purchasers, who will become limited partners of the Predecessor Fund on the date such capital commitments are called by the Predecessor Fund in exchange for Predecessor Fund Interests. The Predecessor Fund will use capital commitments from institutional investors that have made cash funding commitments to enter into forward purchase agreements to acquire Private Equity Investments, all of which are appropriate for investment by the Fund in light of its investment objectives and policies.

Prior to the effective date of the proposed exchange described below, the Predecessor Fund will issue capital call notices to institutional investors that have made cash funding commitments to the Predecessor Fund. On the dates that such capital commitments are funded, currently anticipated to be December 31, 2023 and March 31, 2024, such institutional investors will become holders of Predecessor Fund Interests.

The Fund expects to begin accepting offers to purchase Shares on April 1, 2024 (“Commencement of Operations”). The Fund will continue to be a shell portfolio until the proposed exchange described below. The Adviser expects that the Fund’s assets at the Commencement of Operations will be (1) the Fund’s indirect interest in all of the assets and liabilities of the Predecessor Fund through the Fund’s acquisition and ownership of Predecessor Fund Interests resulting from the proposed exchange described below, and (2) subscription proceeds (cash) received by the Fund in exchange for Shares issued on April 1, 2024.

Proposed Exchange

Prior to the Commencement of Operations, the Adviser expects that the Predecessor Fund will reorganize with and become a wholly-owned subsidiary of the Fund in a transaction (the “Proposed Exchange”) conducted in reliance on Guidestone Financial, et al., SEC Staff No-Action Letter (pub. avail. Dec. 27, 2006) (the “Guidestone Letter”). In the Proposed Exchange, the Predecessor Fund Interests will be transferred to the Fund in exchange for Shares of the Fund; the Predecessor Fund will become a wholly-owned subsidiary of the Fund; and the holders of the Predecessor Fund Interests will become shareholders of the Fund.

The Proposed Exchange will not occur unless and until the Board, including a majority of the Independent Trustees, finds that participation by the Fund in the Proposed Exchange is in the best interests of the Fund and its shareholders and that the interests of any existing shareholders of the Fund will not be diluted as a result of the Proposed Exchange.

Purpose of Proposed Exchange

The Predecessor Fund was formed as a warehousing vehicle to identify, research, negotiate, make, hold, monitor and realize investments in accordance with its investment policy, with the principal objective of building a portfolio of investments in connection with a conversion event (i.e., the Proposed Exchange). The Proposed Exchange is designed to secure for Shareholders of the Fund a portfolio of Private Equity Investments, including the right to acquire such investments, that are appropriate for investment by the Fund in light of its investment objective and policies. The Proposed Exchange will enable the Predecessor Fund to enter into binding agreements to acquire Private Equity Investments, by securing commitments from the holders of Predecessor Fund Interests in an aggregate amount sufficient to fund such forward purchase agreements to acquire Private Equity Investments.

Without the commitments by holders of Predecessor Fund Interests, the Predecessor Fund would not have the ability to enter into binding agreements to acquire Private Equity Investments in anticipation of the Commencement of Operations. Although the Fund expects to accept offers to purchase Shares on April 1, 2024, the aggregate amount of such offers will be unknown until shortly before the Commencement of Operations. Accordingly, the Fund itself would not have the ability to make such binding commitments to acquire Private Equity Investments that could be fully funded with subscription proceeds following the Commencement of Operations.

Procedures for Proposed Exchange

The Proposed Exchange will be effected in accordance with the conditions of the Guidestone Letter, including the terms of paragraphs (b), (c), (d), (e), (f) and (g) of Rule 17a-7 under the 1940 Act and the provisions of Rule 17a-8 under the 1940 Act (as these provisions apply to a reorganization involving an unregistered fund that is eligible to rely on Rule 17a-8 and a registered investment company).

In addition, as contemplated by the conditions of the Guidestone Letter:

•	The Fund will be a shell portfolio as of the time of the Proposed Exchange.

•	The assets of the Predecessor Fund will consist of securities or commitments to acquire securities (i.e., Private Equity Investments) that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies.

•	The holder(s) of Predecessor Fund Interests will transfer such interests to the Fund in exchange for Shares of the Fund having a net asset value equal to the net asset value of the Predecessor Fund Interests.

•	The Fund and the Predecessor Fund will have the same procedures for determining their net asset values and will follow those procedures in determining the amount of Shares to be issued in the Proposed Exchange. The Predecessor Fund will value the Predecessor Fund Interests acquired by the Fund on the same day that the Fund will value the Shares to be used for the in-kind purchase of Predecessor Fund Interests. The valuation date for the Proposed Exchange is currently expected to be on or around March 31, 2024.

•	The Proposed Exchange will be effected simultaneously with the Commencement of Operations.

•	The Fund will comply with the recordkeeping requirements described in the Guidestone Letter.

•	The Adviser will, consistent with its fiduciary duties, disclose to the Independent Trustees the existence of, and all of the material facts relating to, any conflicts of interests between the Adviser and the Fund with regard to the Proposed Exchange to facilitate the ability of the Independent Trustees to evaluate and approve the Proposed Exchange.

•	The Adviser will bear the costs associated with the Proposed Exchange.

Because the Fund will be a newly created registered investment company without shareholders at the time of the Proposed Exchange, other than the Adviser or its affiliates, there is no danger of dilution of shareholder interests. As noted above, the Proposed Exchange will not occur unless and until the Board, including a majority of the Independent Trustees, finds that participation by the Fund in the Proposed Exchange is in the best interests of the Fund and its shareholders and that the interests of any existing shareholders of the Fund will not be diluted as a result of the Proposed Exchange.

6.	Supplemental Comment: Please confirm the anticipated approach to fulfilling the Fund’s disclosure obligations in respect of subscribing investors in the Fund, given the probability and potential magnitude of the contemplated transaction.

Response: The Fund will disclose to subscribing investors that the Predecessor Fund’s investments, if any, at the time of the Proposed Exchange, including the Predecessor Fund’s right to acquire such investments, are appropriate for investment by the Fund in light of its investment objectives and policies. The Fund does not currently expect that it will disclose to subscribing investors the specific investments acquired or to be acquired by the Predecessor Fund, given that the Proposed Exchange has not occurred and is not “probable,” as contemplated by Rule 6-11 of Regulation S-X (see response to Supplemental Comment 8 below). Accordingly, the Fund believes that references in the Fund’s disclosure to specific investments acquired or to be acquired by the Predecessor Fund would be premature.

The Fund expects that subscribing investors will have available to them the following information prior to purchasing Shares of the Fund: (i) the Registration Statement, which will include disclosure regarding the Proposed Exchange, including any material tax aspects thereof, and the Predecessor Fund generally, (ii) confirmation that the Predecessor Fund’s investment objective, strategies and investment policies, guidelines and restrictions are, in all material respects, equivalent to those of the Fund, (iii) information regarding the Predecessor Fund’s investment adviser and, (iv) subject to the Proposed Exchange having occurred or being probable (see response to Supplemental Comment 8 below), and subject further to the completion of an audit of the financial statements of the Predecessor Fund, appropriate financial statements of the Predecessor Fund.

7.	Supplemental Comment: Please explain supplementally whether the Fund would expect to commence operations even if the contemplated transaction with the Predecessor Fund is not approved by the Board or the Predecessor Fund’s general partner.

Response: The Fund confirms that it would expect to commence operations even if the Proposed Exchange is not approved by the Board or the Predecessor Fund’s general partner.

8.	Supplemental Comment: Please confirm in correspondence that that contemplated transaction with the Predecessor Fund has not occurred and is not probable as of the correspondence date.

Response: As of the date of this correspondence, the Proposed Exchange has not occurred nor is it probable as neither the Fund nor the Predecessor Fund has entered into a definitive agreement to effectuate the Proposed Exchange, and neither the Board nor the general partner of the Predecessor Fund has approved the Proposed Exchange. Accordingly, as of the date of this correspondence, the Proposed Exchange is not probable as contemplated by Rule 6-11 of Regulation S-X.

9.	Supplemental Comment: Please confirm in correspondence that once the contemplated transaction with the Predecessor Fund becomes probable, after the Registration Statement becomes effective, the Fund will file audited financial statements of the Predecessor Fund in a post-effective amendment to the Registration Statement.

Response: The Fund so confirms.

Exhibits

10.	Supplemental Comment: With respect to Section 3.13.1(b) of the Fund’s Declaration and Agreement of Trust, please add a provision to clarify explicitly that, notwithstanding anything to the contrary in the governing documents, nothing in the governing documents modifying, restricting or eliminating the duties or liabilities of Trustees will apply to or in any way limit the duties, including state law fiduciary duties, or liabilities of the Trustees with respect to matters arising under the federal securities laws.

Response: The requested provision has been added to the Second Amended and Restated Declaration and Agreement of Trust.

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Please call me at (212) 455-2851 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Nathan D. Somogie
Simpson Thacher & Bartlett LLP

cc: Jay Williamson, Securities and Exchange Commission

Richard Jason Alexander Elmhirst, Esq., Coller Private Market Secondaries Advisors, LLC

Alexander Wahllof-Malinconico, Coller Private Market Secondaries Advisors, LLC

Josh Schnurman, Coller Private Market Secondaries Advisors, LLC

Radin Ahmadian, Esq., Coller Private Market Secondaries Advisors, LLC

Rajib Chanda, Esq., Simpson Thacher & Bartlett LLP

John Fitzgerald, Esq., Simpson Thacher & Bartlett LLP

Benjamin Ruano, Esq., Simpson Thacher & Bartlett LLP